UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38203

Gravitas Education Holdings, Inc.

4/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang

Fengtai District, Beijing 100078

People's Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

99.2	Agreement and Plan of Merger, dated as of April 18, 2023, by and among Gravitas Education Holdings, Inc., Bright Sunlight Limited, Best Assistant Education Online Limited, and solely for purposes of certain named sections thereof, NetDragon Websoft Holdings Limited

99.3	Share Purchase Agreement, dated as of April 18, 2023, by and between Gravitas Education Holdings, Inc. and Rainbow Companion Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gravitas Education Holdings, Inc.

By	:	/s/ Hao Gu
Name	:	Hao Gu
Title	:	Chief Financial Officer

Date: April 18, 2023